August 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aisha Adegbuyi, Esq.

Re:	Hope Bancorp, Inc.

Registration Statement on Form S-4

File No. 333-280416

Request for Acceleration of Effectiveness

Dear Ms. Adegbuyi:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned, Hope Bancorp, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 filed by the Registrant with the U.S. Securities and Exchange Commission on June 21, 2024, as amended on August 16, 2024 (as amended, the “Registration Statement”), so that it may become effective at 3:00 p.m., Eastern time, on August 20, 2024, or as soon thereafter as practicable.

If you have any questions regarding the foregoing, please contact our counsel, Mark J. Kelson of Greenberg Traurig, LLP, at (310) 586-3856. In addition, it would be greatly appreciated if you could please call Mr. Kelson to notify him when the Registration Statement has been declared effective.

Sincerely,

Hope Bancorp, Inc.

By:	/s/ Angelee J. Harris
Angelee J. Harris
Executive Vice President, General Counsel and
Corporate Secretary

cc:	Brian Blaney, Esq., Greenberg Traurig, LLP

Marilyn Kim, Esq., Greenberg Traurig, LLP